

November 17, 2011

Via E-mail
Alexandros Tsirikos
Chief Financial Officer and Director
Top Ships Inc.
1 Vas. Sofias and Meg. Alexandrou Str.
15124 Maroussi, Greece

      Re: Top Ships Inc.
             Form 20-F for Fiscal Year Ended December 31, 2010
             Filed April 11, 2011
             File No. 001-50859

Dear Mr. Tsirikos:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Tabular Disclosure of Contractual Obligations, page 80

1. As all your debt has been classified as current because of the covenant violations and cross default provisions in all your bank facilities, it is appropriate to reflect the debt as due within 1 year in the contractual obligations table since the debt can be called in for payment at any time. Although you have provided a complete discussion of each debt agreement in narrative form in the pages (81-90) that follow the contractual table, it appears that an additional financial table that supplements your contractual obligations table (and presented before your narrative information on the various debt agreements) may provide additional clarity and ease of analysis for readers. In this regard, the additional financial table should detail the payments for each debt agreement due by periods, as provided in the debt agreements since your outstanding loans require balloon payments and have different repayment terms. You should also provide a headnote to the table disclosing that the entire amount of debt due has been classified as current in the contractual obligation table, as your consolidated financial statements presents the debt as

a current liability, as the debt can be called for payment by the lender at any time. We believe this would assist an investor in understanding your liquidity position in a more complete manner.

Note 2(j) Impairment of Long-Lived Assets, page F-11

2. We note that three vessels have been sold subsequent to year end at losses totaling $105 million. Please tell us what factors changed from the date of your last impairment test performed as of December 31, 2010 when it was determined that the carrying value of the vessels were recoverable. Also tell us whether these factors have impacted the ten vessels currently held. Include in your response whether you plan to perform an additional impairment analysis for these vessels.

3. In addition, your risk factor on breach of certain loan covenants on page 15 specifies that a violation of covenants provide the lender with the right to require you to sell vessels in the fleet. Your impairment accounting policy for vessels (long-lived assets), as disclosed on pages 92 and F-11, state that impairment occurs when future undiscounted cash flows expected to be earned by such vessels over their operating lives (or use of the asset) is less than its carrying value. As your accounting policy only states that future undiscounted cash flows are considered over the operating life or use of the asset, it is unclear if your assumptions on impairment and future undiscounted cash flows consider the probability that your lender will require the sale of any vessels. Please tell us in detail if your probability-weighted approach considers any assumptions on the likelihood that the lender may require a sale of an asset(s) prior to the period that you would have sold or eventually dispose of the asset. As a decision to sell a vessel does not appear to be under your unilateral discretion (or control), it appears that your assumptions in your impairment analysis should consider the probability of this event. In your response, please completely and clearly address this specific issue, including additional disclosures that may be required to clarify your accounting policy, accordingly. Lastly, please tell us whether any of the three vessel sales in 2011 were required by your lender.

Form 6-K filed August 3, 2011

4. We note that as of the date of this release, you were still in breach of loan covenants and that you are still in discussions with these banks to amend covenants or receive waivers for these breaches. We also note that you expect your lenders will not demand payment of your loans before maturity, provided you pay loan installments and accumulated or accrued interest as they fall due. Although the statement of cash flows shows debt payments of $14,383 million for the period ended June 30, 2011, it is not clear as to whether you are in fact current on loan installments and interest. Please tell us whether these payments are current, the status of negotiations with your lenders, and provide us an update on management's plan for liquidity.

Alexandros Tsirikos
Top Ships Inc.
November 17, 2011
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief